Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

March 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz, Assistant Director
Mr. Caleb French, Staff Attorney

Re:	Skyline Medical Inc. – Application for Withdrawal on Form RW
for Registration Statement on Form S-4 (File No. 333-209092)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Skyline Medical Inc. (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form S-4, originally filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2016, as amended by Amendment No. 1 to Registration on Form S-4 filed with the Commission on February 11, 2016, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant requests withdrawal of the Registration Statement because the Registrant terminated its exchange offer for all of the issued and outstanding Units of the Registrant. No securities have been sold or will be sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement (the “Order”) be issued by the Commission as soon as reasonably possible. The Registrant also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Registrant’s account. Please provide a copy of the Order to the undersigned, via email at jkornberg@skylinemedical.com or via facsimile at (612) 389-4803, with a copy to Martin Rosenbaum, Esq. of Maslon LLP, via email at martin.rosenbaum@maslon.com or via facsimile at (612) 642-8326.

Very truly yours, SKYLINE MEDICAL INC.

By:	/s/ Joshua Kornberg
Joshua Kornberg
President, Chief Executive Officer and Interim Chairman of the Board